UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 29, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of June 30, 2011 and December 31, 2010 and for the six-month periods ended June 30, 2011 and 2010 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated interim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”).

The Company’s consolidated interim financial statements for the six-month periods ended June 30, 2011, 2010, 2009, 2008 and 2007 have been subject to limited reviews performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June 30, 2011 and 2010 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Implementation Plan for the Adoption of International Financial Reporting Standards (“IFRS”)

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

After monitoring the implementation plan mentioned above, the Company’s Board of Directors was aware that Chapter 5, “Adoption of Accounting Criteria” and Chapter 6, “Collateral Effects Evaluation” have not accomplished the established objectives and deadlines and, thus, it was decided with respect to Chapter 5, that the Board of Directors will approve the valuation criteria before September 30, 2011 and with respect to Chapter 6, to complete the concerning objectives before December 31, 2011.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2011 and 2010:

	2011	2010	Variation
	(in millions of pesos)
Net revenues	896.6	871.2	25.4
Gas transportation	284.3	307.3	(23.0)
Natural Gas Liquids (“Liquids”) production and commercialization	570.3	516.9	53.4
Other services	42.0	47.0	(5.0)
Costs of sales	(451.2)	(444.9)	(6.3)
Operating costs	(345.6)	(342.0)	(3.6)
Depreciation and amortization	(105.6)	(102.9)	(2.7)
Gross profit	445.4	426.3	19.1
Administrative and selling expenses	(171.6)	(165.1)	(6.5)
Operating income	273.8	261.2	12.6
Other income / (expenses), net	5.3	(16.8)	22.1
Gain on related companies	1.7	1.1	0.6
Net financial expense	(72.7)	(145.4)	72.7
Income tax expense	(89.4)	(47.6)	(41.8)
Net income	118.7	52.5	66.2

Overview

For the six-month period ended June 30, 2011, the Company has reported a net income of Ps. 118.7 million, in comparison to the Ps. 52.5 million reported in the same period 2010.

The increase in net income is mainly attributable to: (i) the higher reference international prices of Liquids, which mainly contributed to an increase of Ps. 53.4 million in operating income generated by the Liquids Production and Commercialization business segment and (ii) a loss of Ps. 54.6 million recognized in the second quarter of 2010 generated by the value adjustment of the 20% tariff increase trade receivable

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registered in December 2009 (for further information, see Note 7.a. to the consolidated interim financial statements).

Net revenues

Gas transportation

Gas transportation represented approximately 32% and 35% of total net revenues during the six-month periods ended June 30, 2011 and 2010, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system.

Gas transportation revenues for the six-month period ended June 30, 2011 decreased by Ps. 23.0 million compared to the same period 2010. This reduction is mainly due to the accounting in first semester 2010 of Ps. 30.2 million in revenues associated with the 20% tariff increase that was granted in December 2009 through Presidential Decree No. 1,918/2009. As a result of the fact that ENARGAS has yet not authorized the billing of the tariff increase, and, that ENARGAS and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”)  filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, the Company decided to discontinue its recognition in December 2010 (for further information, see Note 7.a. to the consolidated interim financial statements).

Production and commercialization of liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Net revenues from the production and commercialization of liquids segment represented approximately 64% and 59% of TGS’s total net revenues during six-month periods ended June 30, 2011 and 2010, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petredec Ltd. and to Trafigura Beheer B.V. Amsterdam, respectively, at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the production and commercialization of liquids segment increased by Ps. 53.4 million in the first semester 2011 in comparison with the same period 2010. This increase is mainly due to higher international reference prices for propane, butane and natural gasoline in the first semester of 2011, partially offset by the 6.4% decrease in the volumes sold.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

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In the six-month period ended June 30, 2011, Other Services revenues decreased by Ps. 5.0 million in comparison with the same period 2010. The decrease is mainly explained by the lower revenues generated by management construction services (rendered in connection with pipeline expansion works).

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the first semester 2011 increased Ps. 12.8 million in comparison with the same period in 2010, mainly due to a Ps. 26.2 million increase in export taxes and higher labor cost of  Ps. 23.1 million which were partially offset by lower production costs of liquids.

Other income / (expenses), net

Other income / (expenses), net experienced a positive variation of Ps. 22.1 million, mainly due to Ps. 16.0 million corresponding to the early-cancellation of a contract related to the liquids business.

Net financial expense

Net financial expense decreased by Ps. 72.7 million in the six-month period ended June 30, 2011 compared to the same period 2010. The breakdown of net financial results is as follows:

	2011	2010
	(in millions of pesos)
Generated by assets
Interest income	11.1	4.1
Foreign exchange gain	43.6	34.4
Receivables discounted value income / (loss)	3.8	(54.6)
Subtotal	58.5	(16.1)

Generated by liabilities
Interest expense	(72.3)	(72.3)
Foreign exchange loss	(48.9)	(50.9)
Other financial charges	(10.0)	(6.1)
Subtotal	(131.2)	(129.3)
Total	(72.7)	(145.4)

This decrease was mainly related to the loss of Ps. 54.6 million generated in the semester 2010 and related to the adjustment in the value of the 20% tariff increase trade receivable registered in December 2009 (for further information, see Notes 2.g and 7.a. to the consolidated interim financial statements).

Income tax expense

For the six-month period ended June 30, 2011, TGS reported a Ps. 89.4 million income tax expense, compared to Ps. 47.6 million reported in the same period of 2010. This Ps. 41.8 million increase is due to higher taxable income reported in the 2011’s semester.

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4. Liquidity

The Company’s primary sources and application of funds during the six-month periods ended June 30, 2011 and 2010, are shown in the table below:

	2011	2010	Variation
	(in millions of pesos)
Cash flows provided by operating activities	218.4	131.9	86.5
Cash flows used in investing activities	(91.4)	(70.7)	(20.7)
Cash flows used in financing activities	(976.0)	(85.8)	(890.2)
Net decrease in cash and cash equivalents	(849.0)	(24.6)	(824.4)

Cash flow from operating activities for the six-month period ended June 30, 2011 amounted to Ps. 218.4 million, which is 66% above the same cash flow generated in same period of 2010. This increase is mainly explained by a higher cash flow generated by the liquids business and the Ps. 44.0 million lower income tax paid in the six-month period ended June 30, 2011.

Cash flow used to financing activities increased by Ps. 890.2 million as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

5. Second Quarter 2011 vs. Second Quarter 2010

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2011 and 2010:

	2011	2010	Variation
	(In millions of Pesos)
Net revenues	365.1	384.8	(19.7)
Gas transportation	149.7	146.2	3.5
Liquids production and commercialization	193.0	218.6	(25.6)
Other services	22.4	20.0	2.4
Cost of sales	(211.9)	(210.8)	(1.1)
Operating costs	(159.4)	(159.0)	(0.4)
Depreciation and amortization	(52.5)	(51.8)	(0.7)
Gross profit	153.2	174.0	(20.8)
Administrative and selling expenses	(65.6)	(94.5)	28.9
Operating income	87.6	79.5	8.1
Other income / (expenses), net	12.0	(8.0)	20.0
Gain on related companies	0.6	0.5	0.1
Net financial results	(28.8)	(100.1)	71.3
Income tax	(34.0)	5.2	(39.2)
Net income / (loss)	37.4	(22.9)	60.3

Total net revenues for the second quarter of 2011 decreased by 5.1% in comparison with the same period in 2010. Gas transportation revenue for the second quarter of 2011 presented a Ps. 3.5 million increase over the same quarter of 2010. This increase is mainly due to higher revenues by Ps. 3.2 million generated by the charge for access and use that TGS collects for the operation and maintenance of the pipeline system expansion carried out by the gas trusts.

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The Production and Commercialization of Liquids segment revenue decreased to Ps. 193.0 million in the three-month period ended June 30, 2011, down 11.7% from Ps. 218.6 million in the same 2010 period. This decrease is mainly due to 10.6% less tons sold.

In the second quarter of 2011, Other Services revenues amounted to Ps. 22.4 million, 12% above the same period in 2010. The rise is mainly explained by the higher revenues generated by midstream services.

Costs of sales and administrative and selling expenses for the second quarter of 2011 decreased to Ps. 277.5 million from Ps. 305.3 million in the second quarter of 2010. This variation is principally due to the recognition of an allowance for doubtful accounts amounting to Ps. 27.4 million in the second quarter of 2010, which corresponded to the receivable balance that TGS had with MetroGAS S.A. as of the date this client filed for its reorganization process. Additionally, the production costs of liquids were lower in the second quarter of 2011 by Ps. 25.4 million due to lower production; however, it was partially compensated by higher labor cost totaling Ps. 16.9 million.

Other income / (expenses), net experienced a positive variation of Ps. 20.0 million mainly as the result of revenue amounting to Ps. 16.0 million, which corresponds to the early-cancellation of a contract related to the liquids business.

Net financial expense decreased to Ps. 28.8 million in 2011 second quarter from Ps. 100.1 million reported in the same quarter of 2010. This reduction, of Ps. 71.3 million, is mostly attributable to the recognition in the second quarter of 2010 of a Ps. 54.6 million adjustment in the value of the 20% tariff increase trade receivable registered in December 2009, mentioned above.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of June 30, 2011, 2010, 2009, 2008 and 2007:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2011	2010	2009	2008	2007
Current assets	594,714	1,313,743	1,095,179	804,664	516,494
Non-current assets	4,149,579	4,187,443	4,173,037	4,203,359	4,360,493
Total	4,744,293	5,501,186	5,268,216	5,008,023	4,876,987

Current liabilities	468,052	508,215	377,615	287,373	267,650
Non-current liabilities	1,840,484	1,749,726	1,834,955	1,686,905	1,707,422
Subtotal	2,308,536	2,257,941	2,212,570	1,974,278	1,975,072
Minority interest	1	1	1	1	-
Shareholders’ equity	2,435,756	3,243,244	3,055,645	3,033,744	2,901,915
Total	4,744,293	5,501,186	5,268,216	5,008,023	4,876,987

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7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the six-month periods ended June 30, 2011, 2010, 2009, 2008 and 2007:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2011	2010	2009	2008	2007
Operating income	273,848	261,157	185,649	271,436	280,655
Other income / (expenses), net	5,302	(16,750)	(6,304)	(4,488)	9,818
Gain / (loss) on related companies	1,751	1,124	(1,459)	637	613
Net financial results	(72,719)	(145,451)	(135,258)	(33,933)	(72,327)
Net income before income tax	208,182	100,080	42,628	233,652	218,759
Income tax expense	(89,445)	(47,619)	(29,711)	(97,545)	(98,973)
Net income for the period	118,737	52,461	12,917	136,107	119,786

8. Statistical Data (Physical Units)

	Six-month period ended June 30,					Second quarter ended June 30,
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.83	2.81	2.73	2.59	2.55	2.84	2.84	2.75	2.59	2.58
Average daily deliveries (in Bcf/d)	2.24	2.14	2.23	2.17	2.18	2.39	2.28	2.38	2.27	2.35
NGL production and commercialization
? Production
Ethane (in short tons)	180,267	168,000	178,306	173,684	183,980	66,972	56,666	88,697	67,052	84,769
Propane and butane (in short tons)	243,128	291,751	262,619	248,968	272,526	100,041	141,989	118,806	103,492	122,027
Natural Gasoline (in short tons)	50,126	60,332	55,525	55,388	58,886	20,552	30,174	25,400	23,702	26,677
? Local market sales (a)
Ethane (in short tons)	180,267	168,000	178,306	173,684	183,980	66,972	56,666	88,697	67,052	84,769
Propane and butane (in short tons)	154,932	165,731	130,479	128,805	143,900	87,603	94,346	68,091	69,547	80,467
Natural Gasoline (in short tons)	-	440	-	-	1,987	-	440	-	-	948
? Exports (a)
Propane and butane (in short tons)	100,187	131,729	138,685	134,677	129,939	21,713	50,216	46,122	15,616	47,940
Natural Gasoline (in short tons)	49,829	52,643	54,012	55,264	59,324	17,932	19,363	23,205	26,807	32,063

(a) Includes natural gas processed on behalf of third parties.

9. Comparative ratios

	As of June 30,
	2011	2010	2009	2008	2007
Liquidity (Current assets to current liabilities)	1.27	2.59	2.90	2.80	1.93
Shareholders’ equity to total liabilities	1.06	1.44	1.38	1.54	1.47
Non current assets to total assets	0.87	0.76	0.79	0.84	0.89

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10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2011	2010	2009	2008	2007
January	5.99	2.16	1.77	3.30	4.08
February	5.32	2.14	1.44	3.08	4.00
March	4.61	2.60	1.52	2.90	3.88
April	4.50	2.59	1.47	2.74	4.33
May	3.10	2.50	1.45	2.66	4.84
June	3.22	2.50	1.78	2.30	4.97
July		2.93	1.83	2.35	4.60
August		2.75	1.80	2.13	4.27
September		2.78	2.35	1.88	4.25
October		3.16	2.20	1.29	4.45
November		3.95	2.08	1.41	3.62
December		4.61	2.20	1.40	3.80

11. Outlook

With the aim to restore a suitable profitability in the natural gas transportation business, the Company will continue its negotiations with the Argentine government, through the UNIREN, to start the re-composition of the transportation service tariffs. TGS will also continue performing its role as works manager in the expansion of the pipeline capacity to be agreed with the Argentine government.

In the liquids segment, TGS will strive to develop methods to optimize production and negotiate new natural gas supply agreements with producers, focusing on mitigating the lower volumes arriving to the processing plant.

Regarding Other Services, one of the stated objectives is to commercialize the extensive telecommunications capacity, currently available thanks to the network developed by TGS’  controlled company Telcosur.

A key goal of 2011 is related to the continual improvement of the safety and occupational health, which is oriented at reducing work accident rates to the minimum. To that purpose, TGS will continue implementing different tools that showed their effectiveness during 2010, and will continue training its operative staff to enhance efficiency and keep reliability and safety levels in 2011.

Autonomous City of Buenos Aires, August 5, 2011.

Ricardo I. Monge
Board of Directors’ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2011								2010
	Shareholders' contributions			Retained earnings					
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Voluntary Reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	208,273	-	1,145,239	1,353,512	3,293,019	3,221,108
Resolution of the Ordinary Shareholders' Meeting held on April 29, 2011:									
Appropriation to legal reserve	-	-	-	5,111	-	(5,111)	-	-	-
Voluntary Reserve	-	-	-	-	164,128	(164,128)	-	-	-
Cash dividends	-	-	-	-	-	(976,000)	(976,000)	(976,000)	(30,325)
Net income for the period	-	-	-	-	-	118,737	118,737	118,737	52,461
Balances at the end of the period	794,495	1,145,012	1,939,507	213,384	164,128	118,737	496,249	2,435,756	3,243,244

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary of Petrobras Argentina (jointly “Group Petrobras Argentina”), 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”) – acquired by Pampa Energía S.A. on April 8, 2011 after having obtained governmental approval.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

(“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of June 30, 2011 and December 31, 2010 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the six-month periods ended June 30, 2011 and 2010 and for the year ended December 31, 2010.

a)   Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the six-month periods ended June 30, 2011 and 2010 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the six-month periods ended June 30, 2011 and 2010 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)   Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June 30, 2011 and 2010  is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)   Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)   Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)   Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)   Current investments

Bank accounts and time deposit in local currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

g)   Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of June 30, 2010, the trade receivable registered related to the tariff increase ratified through the Presidential Decree No. 1,918/09 (Note 7.a.), was discounted with the market interest rate of the Company’s financial indebtedness, generating a loss of Ps. 72.7 million, Ps. 18.1 million attributable to Net Revenues and Ps. 54.6 million attributable to Net Financial Expense (corresponding to the discount of the account receivable and its respective VAT recorded as of December 31, 2009).

h)   Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of  March 31, 2011 and September 30, 2010 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of June 30, 2011 and December 31, 2010, the investment in Link has been adjusted by Ps. 3,854 and Ps. 3,925, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of March 31, 2011 of Link, TGU and EGS, from this date to June 30, 2011; and, (ii) the financial statements as of September 30, 2010 of Link from this date to December 31, 2010. The book value of the investment in EGS and TGU as of December 31, 2010 has been adjusted by Ps. 371 and Ps. 188, respectively, to reflect significant transactions and those made between EGS and the Company in the last three-month period ended on such date.

Moreover, the investment in Link has been reduced by Ps.309 as a consequence of the dividend collected by TGS between March 31, 2011 and June 30, 2011.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)   Property, plant and equipment, net

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,667 and Ps. 5,664 for the six-month periods ended June 30, 2011 and 2010, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j)   Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

k)   Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the six-month periods ended June 30, 2011 and 2010 is as follows:

	2011	2010
Current tax	(81,697)	(76,347)
Temporary differences variation	(7,766)	28,386
Income tax loss carryforward	18	342
Income tax expense	(89,445)	(47,619)

The components of the net deferred tax assets and liabilities as of June 30, 2011 and December 31, 2010 are the following:

Non-current deferred tax assets and liabilities	06/30/2011	12/31/2010
Allowance for doubtful accounts	817	9,538
Deferred revenues	(306)	(461)
Tax credits discounted value loss	4,712	6,069
Intangible assets	(1,360)	(1,523)
Property, plant and equipment, net	(85,624)	(83,004)
Other provisions	2,343	2,343
Provision for contingencies	41,990	38,190
Current investments	(169)	(983)
Income tax loss carryforward	671	653
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(36,926)	(29,178)

Net of deferred tax asset of Ps. 728 and Ps. 733 recorded under Other non-current receivables as of June 30, 2011 and December 31, 2010, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2011 and 2010 as follows:

	2011	2010
Pre-tax income	208,182	100,080
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(72,863)	(35,028)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(15,364)	(15,452)
- Non-taxable income or non-deductible expenses	612	207
- Others	(1,830)	2,654
Income tax expense	(89,445)	(47,619)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated interim financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of June 30, 2011 would have increased in Ps. 578,895 (generating a net liability position of Ps. 615,821), and a positive effect of Ps. 15,312 and Ps. 15,569 on the Company’s net income for the six-month periods ended June 30, 2011 and 2010, respectively, would have been recognized. Additionally, in the rest of this year and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 07/01/2011 to 12/31/2011	15,197
Year 2012	30,067
Year 2013	29,303
Year 2014	28,922
Year 2015	28,826
Year 2016 onwards	446,580
Total	578,895

l)   Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of June 30, 2011 and 2010, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

m)   Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

n)   Allowances and provisions for contingencies

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

p)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

q)   Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-

Gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Other income / (expenses), net for the six-month periods ended June 30, 2011 and 2010, include the following items:

	2011	2010
Net increase in provisions for contingencies (Exhibit E)	(11,855)	(12,200)
Revenues from liquids contract termination agreement	16,044	-
Others	1,113	(4,550)
Total	5,302	(16,750)

r)   Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the six-month periods ended June 30, 2011 and 2010 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)   New accounting rules

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. The Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010. Moreover, the Company is evaluating the effects of the adoption of said accounting rules.

On July 1, 2010, the CNV issued Resolution No. 576/10, which extends Resolution No. 562/09, and, among others, establishes, that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment (which amount is disclosed in Note 2.k, in compliance with CNV Resolution No. 487) must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS will recognize this liability during this year. Moreover, said Resolution allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders’ Equity, which do not represent shares or reserved earnings.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Six-month period ended June 30, 2011	Gas Transportation	Production and Commercialization of liquids	Other Services	Corporate	Total
Net revenues	284,281	570,314	42,005	-	896,600
Operating income / (loss)	87,950	239,414	(1,555)	(51,961)	273,848
Depreciation of property, plant and equipment	79,096	20,139	6,413	3,539	109,187
Additions to property, plant and equipment	47,156	9,852	19,193	4,501	80,702
Identifiable assets	3,787,289	388,074	261,246	307,684	4,744,293
Identifiable liabilities	412,123	36,618	10,688	1,849,107	2,308,536
Six-month period ended June 30, 2010
Net revenues	307,292(1)	516,869	47,020	-	871,181
Operating income / (loss)	131,748	184,809	13,560	(68,960)	261,157
Depreciation of property, plant and equipment	77,953	18,650	6,267	2,835	105,705
Additions to property, plant and equipment	32,974	6,653	11,372	6,409	57,408
Year ended December 31, 2010
Identifiable assets	3,707,655	497,945	250,514	1,155,231	5,611,345
Identifiable liabilities	387,881	160,527	18,741	1,751,176	2,318,325

(1) Includes Ps. 30,196 corresponding to the tariff increase ratified through Presidential Decree no. 1,918/09 (Note 7.a.).

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the six-month periods ended June 30, 2011 and 2010 are as follows:

	2011	2010(1)
MetroGAS S.A. (“MetroGAS”)	89,931	90,016
Camuzzi Gas Pampeana S.A.	46,612	45,829
Gas Natural BAN S.A. (“BAN”)	35,163	34,814
Petrobras Argentina	16,739	16,555
Camuzzi Gas del Sur S.A.	11,511	11,545

(1)

Does not include the tariff increase ratified through Decree No. 1,918/09.

Significant customers in the production and commercialization of liquids segment are Petredec Limited (“Petredec”), PBB-Polisur S.A. (“Polisur”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

withholds charges for the production and commercialization of liquids) for the six-month periods ended June 30, 2011 and 2010  are as follows:

	2011	2010
Petrobras International Finance Company (“PIFC”)	9,332	291,878
Polisur	173,501	165,175
Petredec	261,712	-
Trafigura	186,016	125,430

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

		06/30/2011	12/31/2010
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS	34,342	34,586
	Camuzzi Gas Pampeana S.A.	9,881	8,647
	BAN	7,196	6,886
	Camuzzi Gas del Sur S.A.	2,563	2,047
	Profertil S.A. (“Profertil”)	6,339	6,359
	Repsol-YPF S.A. (“Repsol-YPF”)	1,441	1,558
	Total Austral S.A. (“Total Austral”)	14,834	4,778
	Pan American Sur S.R.L. (“PAS”)	4,809	4,699
	Wintershall Energía S.A. (“Wintershall”)	4,869	20,868
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	1,669	1,318
	Pan American Energy S.R.L. (“PAE”)	63,276	-
	Related companies	3,322	4,169
	Others	32,191	10,477
	Subtotal	186,732	106,392
	Production and commercialization of liquids
	Polisur	15,826	43,401
	PAE	3,281	-
	Trafigura	-	14,878
	Total Austral	8,660	-
	Related companies	1,959	44,882
	Others	15,015	9,834
	Subtotal	44,741	112,995
	Other services
	Profertil	4,496	4,351
	Gas trust fund (Note 7.b.)	20,256	55,653
	Related companies	16,715	14,589
	Others	13,667	23,721
	Subtotal	55,134	98,314
	Allowance for doubtful accounts (Exhibit E)	(2,975)	(716)
	Total	283,632	316,985

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		06/30/2011	12/31/2010
b)	Other current receivables
	Tax credits	3,657	1,994
	Prepaid expenses	12,705	6,814
	Advances to suppliers	17,418	15,637
	Subsidies receivable	15,241	16,963
	Tax to be recovered	-	1,140
	Others	7,830	9,831
	Total	56,851	52,379
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund (Note 7.b)	38,499	-
	Profertil	7,638	9,000
	Allowance for doubtful accounts (Exhibit E) (1)	(27,176)	(27,176)
	Total	46,137	9,000

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	728	733
	Easement expense to be recovered	4,636	4,233
	Tax credits (2)	59,146	55,332
	Others	4,238	4,558
	Total	68,748	64,856
e)	Accounts payable
	Suppliers	170,000	246,393
	Customers (credit balances)	33,889	28,050
	Related companies	10,733	19,307
	Total	214,622	293,750

f)	Current taxes payable
	Income tax (net of advances and others)	36,968	77,942
	VAT	14,169	-
	Tax on exports	-	14,044
	Others	2,805	5,292
	Total	53,942	97,278
g)	Current advances from customers (3)
	Aluar	6,742	6,742
	Gas Areco S. A. (“Gas Areco”)	3,086	-
	Gas Trust	1,026	1,564
	Total Austral	4,770	4,770
	Polisur	648	626
	IP S.A.	1,621	-
	PAS	3,180	3,180
	Others	1,277	1,118
	Total	22,350	18,000

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		06/30/2011	12/31/2010
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	5,665	5,200
	Provisions for ENARGAS supervisory fee	8,541	-
	Other provisions	2,079	806
	Total	16,285	6,006

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	37,654	29,911
	Total	37,654	29,911

j)	Non-current advances from customers (3)
	Aluar	182,061	185,432
	Total Austral	22,260	24,645
	Polisur	431	644
	PAE	46,000	-
	PAS	14,839	16,429
	Total	265,591	227,150

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.f).

(2) As of June 30, 2011 and December 31, 2010, includes Ps. 56,199 and Ps. 52,384, respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

 (3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the six-month periods ended June 30, 2011 and 2010 are as follows:

	2011	2010
Cash and banks (1)	131,877	408,412
Current investments	108,618	592,128
Total cash and cash equivalents	240,495	1,000,540

(1)  As of June 30, 2011 and 2010, includes Ps. 99,624 and Ps. 371,345, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions as of June 30, 2011 and 2010 are as follows:

	2011	2010
Acquisition of property, plant and equipment through an increase in accounts payable	6,537	4,030
Financial expense capitalization	4,424	2,701

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of June 30, 2011 and 2010 for Ps. 22,956 and Ps. 23,540, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

6.   LOANS

Short-term and long-term debt as of June 30, 2011 and December 31, 2010 comprises the following:

	06/30/2011	12/31/2010
Current loans:
1999 EMTN Program: Series 2 notes (1)	230	97
Interests payable 2007 EMTN Program	15,132	14,564
Total current loans	15,362	14,661

Non- current loans:
2007 EMTN Program: Series 1 notes	1,537,239	1,487,119
Total non-current loans	1,537,239	1,487,119
Total loans	1,552,601	1,501,780

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 4,224 for the six-month period ended June 30, 2010, associated with the purchase of notes with a nominal value of US$ 14,326,000. As of June 30, 2011, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

For the refinancing of the outstanding financial debt.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

7.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. Currently, preparatory acts are being carried out for the establishment of the Tribunal that will hear the case.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested the ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated interim financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for the ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and the ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, the ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the provisional agreement, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In July 2011, TGS received a new proposal. As of the date of the issuance of these

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

consolidated interim financial statements, TGS is still evaluating the terms of this last proposal and negotiating with the UNIREN the scope of one of its clauses.

The production and commercialization of liquids segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the propane and butane (“LPG”) bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)   Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of June 30, 2011, the incremental transportation capacity was 222 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of  Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

Additionally, TGS is negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, the Company is currently negotiating an amendment of its management agreement in order to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

  the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of June 30, 2011 and 2010, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated interim financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the sales of liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

As of June 30, 2011, TGS maintains a provision of Ps. 31.6 million.

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of June 30, 2011, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of June 30, 2011, the Company recorded a provision of Ps. 67.0 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of June 30, 2011, the remaining balance of the sentence amounted to Ps. 60.9 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of June 30, 2011, the net provision amounted to Ps. 5.7 million.

e)     Summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”).

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the BCRA. This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution. The Company believes that it has several legal instances to defend its position, and accordingly, as of June 30, 2011, TGS has not recorded any provision in respect of this proceeding.

MetroGAS’ Reorganization Process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010. The Company is waiting for MetroGAS to categorize the creditors. As of June 30, 2011, the allowance for doubtful accounts amounted to Ps. 27.2 million.

 Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

  BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 and for the year ended December 31, 2010, TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring on December 28, 2011.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

As of June 30, 2011 and December 31, 2010, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 705 and Ps. 714, respectively. The accrued amounts for such compensations for the six-month periods ended June 30, 2011 and 2010 were Ps. 1,353 and Ps. 745, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2011 and December 31, 2010 is as follows:

	06/30/2011		12/31/2010
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	19,010	10,733	17,620	19,307
Affiliates with significant influence:
Link	156	-	129	-
TGU	13	-	13	-
Other related companies:
PIFC	-	-	44,844	-
Compañía Mega S.A.	1,921	-	81	-
Refinor S.A.	396	-	572	-
WEB S.A.	288	-	288	-
Total	21,784	10,733	63,547	19,307

The detail of significant transactions with related parties for the six-month periods ended June 30, 2011 and 2010 is as follows:

Six-month period ended June 30, 2011

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	61
Affiliate which exercises joint control:
Petrobras Argentina	16,739	20,094	12,062	4,049	21,018	-
Affiliates with significant influence:
Link	-	-	856	-	-	-
EGS	-	-	21	-	-	-
Other related companies:
PIFC	-	9,332	-	-	-	-
Compañía Mega S.A.	376	16,585	13	-	-	-
Refinor S.A.	-	-	950	-	-	-
WEB S.A.	1,509	-	-	-	-	-
Total	18,624	46,011	13,902	4,049	21,018	61

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Six-month period ended June 30, 2010

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	61
Affiliate which exercises joint control:
Petrobras Argentina	16,555	22,499	10,822	6,776	18,394	-
Affiliates with significant influence:
Link	-	-	618	-	-	-
EGS	-	-	20	-	-	-
Other related companies:
PIFC	-	291,878	-	-	-	-
Compañía Mega S.A.	449	-	15	-	-	-
Refinor S.A.	-	-	909	-	-	-
WEB S.A.	1,759	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	18,763	314,377	13,194	6,776	18,394	61

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

NON-CURRENT INVESTMENTS

	06/30/2011										12/31/2010
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	1,305	Pipeline maintenance	03/31/2011	28	211	2,675	49.00	868
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	1,457	Pipeline construction and operation services	03/31/2011	237	491	2,973	49.00	702
Gas Link S.A.	$1	502,962	503	730 (1)	Pipeline construction and operation services	03/31/2011	1,026	(29)	9,353	49.00	481 (1)
Total				3,492							2,051

(1) Includes the elimination of intercompany profits. See Note 2.h).

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2011

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	94,598	-	43,319
With specified maturity				
* Overdue				
Until 06-30-2010	-	11,075	230	50,092
From 07-01-10 to 09-30-10	-	2,022	-	853
From 10-01-10 to 12-31-10	-	1,584	-	902
From 01-01-11 to 03-31-11	-	3,870	-	905
From 04-01-11 to 06-30-11	-	34,989	-	908
Total overdue	-	53,540	230	53,660
* Non-due:				
From 07-01-11 to 09-30-11	108,618	259,531	15,132	256,219
From 10-01-11 to 12-31-11	-	20,204	-	3,791
From 01-01-12 to 03-31-12	-	4,433	-	11,480
From 04-01-12 to 06-30-12	-	4,706	-	4,095
During 2012 (rest of the year)	-	7,836	-	8,240
During 2013	-	10,609	-	16,204
During 2014	-	8,548	384,310	16,006
During 2015	-	6,794	384,310	16,008
From 2016 onwards	-	14,720	768,619	209,133
Total non-due	108,618	337,381	1,552,371	541,176
Total with specific maturity	108,618	390,921	1,552,601	594,836
Total	108,618	485,519	1,552,601	638,155

(1) Includes mutual funds, time deposit and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 12,131 which bear interests at 5.52% semi-annual rate and Ps.48,123 which bears CER plus a spread of 8%. From the total credits without specified maturity, Ps. 1,044 correspond to current assets and Ps. 93,554 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 5,665 correspond to current liabilities and Ps. 37,654 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

Independent accountant’s review report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

1.

We have reviewed the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of June 30, 2011, which consist of the consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the six-month period then ended and other related notes and exhibits. The preparation and issuance of these financial statements is the responsibility of the Board of Directors of the Company.

2.

Our review of the consolidated financial statements mentioned in paragraph 1 was performed in accordance with auditing standards in force in the Republic of Argentina applicable to the limited review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit of annual financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.

The accompanying consolidated financial statements are the English translation of those issued in Spanish under the requirements of the National Securities Commission (“CNV”) regulations. Their format was adjusted in comparison to the Spanish original, but in all other aspects comply with the CNV´s requirements regarding accounting principles and reporting practices.

4.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7a), mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and so far it has obtained the National Executive Branch’s ratification of the transitional agreement timely signed with the Unit for Renegotiation and Assessment of Utilities Contracts, the integral renegotiation of which is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize, and, consequently, whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

5.

As of June 30, 2011, the Company records value added tax and income tax credits arising from the reversal of the tariff increase referred to in Note 7a). The Company will file a tax refund appeal and has estimated the present value of such credits considering a two-year timeframe. We are not in a position to evaluate whether the Company will have the referred tax amounts refunded within such timeframe.

6.

Based on our review and subject to the resolution of the uncertainties mentioned in paragraphs 4 and 5, we are not aware of any significant change to be made in the consolidated financial statements of Transportadora de Gas del Sur S.A. referred to in paragraph 1 for them to be presented in accordance with the accounting standards in force in the City of Buenos Aires.

7.

The consolidated financial statements of TGS as of and for the year ended December 31, 2010, of which the consolidated balance sheet is presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 10, 2011, we issued a qualified opinion due to the uncertainties as to the future development of the regulated business and the consequent impact on the recoverability of the non-current assets associated with such business and about the assumptions used to discount the tax credits originating in the reversal of the tariff adjustment. In addition, we issued a review report dated August 2, 2010, based on our review performed in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements, of TGS’s consolidated financial statements as of and for the six-month period ended June 30, 2010 of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes. Our review report included modifications related to unresolved uncertainties relating to the future development of the regulated business and the consequent impact on the recoverability of the non-current assets associated with such business.

Buenos Aires, Argentina

August 5, 2011

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: September 29, 2011

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 6, 7 and 9.